UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            Lyondell Chemical Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     552078
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP No.  552078

1.   NAME OF REPORTING PERSONS: Occidental Petroleum Corporation
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     95-4035997

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          0

     8.   SHARED VOTING POWER
          46,307,860

     9.   SOLE DISPOSITIVE POWER
          0

     10.  SHARED DISPOSITIVE POWER
          46,307,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,307,860

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.0%

14.  TYPE OF REPORTING PERSON
     CO

CUSIP No.  552078

1.   NAME OF REPORTING PERSONS: Occidental Petroleum Investment Co.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     95-2584267

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          0

     8.   SHARED VOTING POWER
          46,307,860

     9.   SOLE DISPOSITIVE POWER
          0

     10.  SHARED DISPOSITIVE POWER
          46,307,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,307,860

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.0%

14.  TYPE OF REPORTING PERSON
     CO

                                       3
CUSIP No.  552078

1. NAME OF REPORTING PERSONS: Occidental Chemical Holding Corporation S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     95-2865897

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          0

     8.   SHARED VOTING POWER
          46,307,860

     9.   SOLE DISPOSITIVE POWER
          0

     10.  SHARED DISPOSITIVE POWER
          46,307,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,307,860

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.0%

14.  TYPE OF REPORTING PERSON
     CO

                         AMENDMENT NO. 3 TO SCHEDULE 13D


     This Amendment No. 3 (this "Amendment") amends the Schedule 13D previously filed by Occidental Petroleum Corporation, a Delaware corporation
("Occidental"), Occidental Petroleum Investment Co., a California corporation ("OPIC"), and Occidental Chemical Holding Corporation, a California corporation ("OCHC").

ITEM 1.  SECURITY AND ISSUER

     The name of the issuer is Lyondell Chemical Company, a Delaware corporation ("Lyondell"). Lyondell's principal executive offices is located at 1221 McKinney Street, Suite 700, Houston, Texas 77010. This Statement relates to the common stock, par value $1.00 per share (the "Common Stock"), and Series B common stock, par value $1.00 per share ("Series B Common Stock"), of Lyondell.

ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment is being filed jointly on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (1) Occidental is a Delaware corporation. Occidental's principal businesses consist of two industry segments. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas. The chemicals segment manufactures and markets basic chemicals, vinyls and performance chemicals.

     (2) OPIC is a California corporation. Its principal business is to act as a holding company for Occidental.

     (3) OCHC is a California corporation. Its principal business is to act as a holding company for Occidental.

     The business address of each Reporting Person is 10889 Wilshire Boulevard, Los Angeles, California 90024.

     The name, business address, and current principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. Unless otherwise indicated, the business address of each such person is 10889 Wilshire Boulevard, Los Angeles, California 90024. All such persons listed below are citizens of the United States except Mr. Syriani, who is a citizen of Lebanon; Dr. Segovia, who is a citizen of Colombia; and Mr. Feick, who is a citizen of Canada.

NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------             ------------------------------------------

Ray R. Irani(1)                       Chairman of the Board, Chief Executive
                                      Officer and President of Occidental

B. Chuck Anderson                     Executive Vice President of OCHC
5005 LBJ Freeway
Dallas, Texas 75244

NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------             ------------------------------------------

Dennis F. Blake                       Vice President of OCHC
5005 LBJ Freeway
Dallas, Texas 75244

Ronald W. Burkle(1)                   Managing Partner and majority owner of The
9130 West Sunset Boulevard            Yucaipa Companies
Los Angeles, California  90069

John S. Chalsty(1)                    Chairman, Muirfield Capital Management,
10 Rockefeller Center, 8th Floor      LLC
New York, New York  10020

Stephen I. Chazen                     Senior Executive Vice President and Chief
                                      Financial Officer of Occidental

Donald P. de Brier                    Executive Vice President, Secretary and
                                      General Counsel of Occidental

Edward P. Djerejian(1)                Director, James A. Baker III Institute for
Rice University, MS-40                Public Policy
6100 Main Street
Houston, Texas  77005-1892

S. P. Dominick, Jr.(2)(3)             Vice President and Controller of
                                      Occidental, President of OPIC

R. Chad Dreier(1)                     President and Chief Executive Officer, The
24025 Park Sorrento, Suite 400        Ryland Group
Calabasas, California  91302

John E. Feick(1)                      President and Chief Executive Officer of
230, 319-2nd Avenue, Suite 400        Matrix Solutions, Inc.
Calabasas, California  91302

Richard W. Hallock                    Executive Vice President - Human Resources
                                      of Occidental

J. R. Havert(2)(3)                    Vice President and Treasurer of
                                      Occidental; Vice President and Treasurer of OPIC; Vice President and Treasurer of
                                      OCHC

Donald G. Jackson                     Vice President of OCHC
110 West 7th Street
Tulsa, Oklahoma 74102

Scott A. King(3)                      Vice President, General Counsel and
5005 LBJ Freeway                      Secretary of OCHC
Dallas, Texas  75244

Anthony R. Leach                      Vice President - Finance of Occidental;
                                      Executive Vice President of OCHC

James M. Lienert                      Vice President of Occidental; Executive
5005 LBJ Freeway                      Vice President of OCHC
Dallas, Texas 75244

NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------             ------------------------------------------

Irvin W. Maloney(1)                   Retired Chairman and Chief Executive
                                      Officer, Dataproducts Corporation

John W. Morgan                        Executive Vice President - Operations of
                                      Occidental; Vice President of OPIC

Linda S. Peterson(2)                  Assistant Secretary of Occidental; Vice
                                      President and Secretary of OPIC; Vice
                                      President and Assistant Secretary of OCHC

Rodolfo Segovia(1)                    Member of Executive Committee of
Carrera 9A No. 99-02 OF. 1001         Inversiones Sanford
Santafe de Bogota, D.C. Colombia

Aziz D. Syriani(1)                    President and Chief Operating Officer of
c/o The Olayan Group                  The Olayan Group
111 Poseidonos Avenue
P.O. Box 70228 - Glyfada
Athens 166 10, Greece

Rosemary Tomich(1)                    Owner of the Hope Cattle Company and the
                                      A.S. Tomich Construction Company; Chairman of the Board of Directors and Chief
                                      Executive Officer, Livestock Clearing,
                                      Inc.

Walter L. Weisman(1)                  Past Chairman and Chief Financial Officer
P.O. Box 18017                        of American Medical International, Inc.
Beverly Hills, California  90209

--------------------

(1)  Director of Occidental
(2)  Director of OPIC
(3)  Director of OCHC

     During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the officers and directors named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 30, 2003, OCHC received 512,449 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on March 29, 2004, OCHC received 523,920 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on June 29, 2004, OCHC received 532,114 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on September 29, 2004, OCHC received 422,909 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on December 30, 2004, OCHC received 305,496 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; and on December 31, 2004, OCHC received 38,607,860 shares of Common Stock upon conversion of all of its shares of Series B Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     On October 2, 2003, the Board of Directors of Lyondell declared a dividend in kind on the then outstanding shares of Series B Common Stock, which was paid on December 30, 2003 to OCHC as the sole holder of the Series B Common Stock.

     On February 5, 2004, the Board of Directors of Lyondell declared a dividend in kind on the then outstanding shares of Series B Common Stock, which was paid on March 29, 2004 to OCHC as the sole holder of the Series B Common Stock.

     On May 6, 2004, the Board of Directors of Lyondell declared a dividend in kind on the then outstanding shares of Series B Common Stock, which was paid on June 29, 2004 to OCHC as the sole holder of the Series B Common Stock.

     On July 8, 2004, the Board of Directors of Lyondell declared a dividend in kind on the then outstanding shares of Series B Common Stock, which was paid on September 29, 2004 to OCHC as the sole holder of the Series B Common Stock.

     On October 7, 2004, the Board of Directors of Lyondell declared a dividend in kind on the then outstanding shares of Series B Common Stock, which was paid on December 30, 2004.

     On December 9, 2004, pursuant to the Stockholders Agreement among Lyondell and the Reporting Persons, the Board of Directors of Lyondell elected to convert all of the shares of Series B Common Stock then outstanding into an equal number of shares of Common Stock, which occurred on December 31, 2004.

     Through OCHC, Occidental currently holds its securities in Lyondell for investment purposes only with a view toward maximizing long-term shareholder value for Occidental's stockholders and not for the purpose of controlling Lyondell.

     Other than as set forth above or in Item 6 of this Schedule 13D, Occidental currently has no plans that relate to, or would result in, any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D. However, Occidental continuously reviews and analyzes its investments and other operations, including its investments in Lyondell, in order to determine whether value for Occidental's stockholders is best served by holding those investments, increasing, disposing of, or monetizing those investments, or recapitalizing or otherwise restructuring those investments. With respect to the Lyondell investment, these reviews and analyses depend on a variety of factors, including without limitation, the price of, and other market conditions relating to, the Lyondell securities, the investment return on the Lyondell securities, Lyondell's business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations, and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) OCHC directly owns 41,307,860 shares of Common Stock, representing approximately 17.0% of the issued and outstanding shares of Common Stock, and a warrant to purchase 5,000,000 shares of Common Stock, as described in Item 6 below.

     As the sole stockholder of OCHC, OPIC may be deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 46,307,860 shares of Common Stock (including 5,000,000 shares of Common Stock issuable upon exercise of a warrant) held by OCHC.

     As the sole stockholder of OPIC, Occidental may be deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Exchange Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 46,307,860 shares of Common Stock (including 5,000,000 shares of Common Stock issuable upon exercise of a warrant) held by OCHC.

     None of the directors or executive officers listed in Item 2 above is the beneficial owner of Common Stock, except Dr. Ray R. Irani and Stephen I. Chazen, each of whom holds 4,051 shares of restricted Common Stock, 4,051 shares of phantom stock (to be settled for cash upon vesting of the restricted Common Stock), and 1,044 deferred stock units (to be settled for cash upon retirement). Each of Dr. Irani's and Mr. Chazen's holdings constitute less than one percent of the outstanding Common Stock.

     (c) On December 30, 2003, OCHC received 512,449 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on March 29, 2004, OCHC received 523,920 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on June 29, 2004, OCHC received 532,114 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on September 29, 2004, OCHC received 422,909 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; on December 30, 2004, OCHC received 305,496 shares of Series B Common Stock as a dividend in kind on the Series B Common Stock then held by OCHC; and on December 31, 2004, OCHC received 38,607,860 shares of Common Stock upon conversion of all of its shares of Series B Common Stock.

     As of the date hereof, the Reporting Persons beneficially own an aggregate of 46,307,860 shares of Common Stock (including 5,000,000 shares of Common Stock issuable upon exercise of a warrant), representing approximately 19.0% of the issued and outstanding shares of Common Stock.

     (d)       Not applicable.

     (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Stockholders Agreement

     In connection OCHC's initial acquisition of Series B Common Stock from Lyondell, Occidental, OCHC and Lyondell entered into a stockholders agreement on August 22, 2002 (the "Stockholders Agreement"). The Stockholders Agreement includes: (1) a "standstill" provision, which prohibits, among other things, Occidental (and requires Occidental to cause its wholly owned subsidiaries) from acquiring securities of Lyondell, making any proposal with respect to a merger, sale or other corporate transaction that would result in a change of control of Lyondell, or, except for the board representatives appointed by Occidental, seeking the removal of any member of the Board of Directors of Lyondell; (2) a provision requiring Occidental to cause each share of Common Stock beneficially owned by it to be (x) present for the taking of any Lyondell shareholder action and (y) voted for the board nominees that are proposed by the directors sitting on Lyondell's Board of Directors at the time of nomination; and (3) a provision entitling Occidental to appoint two representatives to the Board of Directors of Lyondell so long as Occidental and its subsidiaries beneficially own in the aggregate, directly or indirectly, at least 17 million shares of Common Stock, including shares of Series B Common Stock (excluding, for purposes of such calculation, the shares issuable upon exercise of the Warrant), at which time, until the termination date of the Stockholders Agreement, Occidental shall be entitled to appoint one representative to the Board of Directors of Lyondell.

     Further, the Stockholders Agreement restricts the transferability of the shares of Common Stock beneficially owned by Occidental, subject to certain specified exceptions. The Stockholders Agreement terminates on the date on which Occidental and its subsidiaries beneficially own in the aggregate, directly or indirectly, less than 17 million shares of Common Stock, including shares of Series B Common Stock (excluding, for purposes of such calculation, the shares issuable upon exercise of the Warrant).

     On October 7, 2003, in connection with OCHC's purchase of 2,700,00 shares of Common Stock in an underwritten offering by Lyondell, Occidental, OCHC and Lyondell entered into an amendment to the Stockholders Agreement, amending the provision described in clause (3) above, such that Occidental is entitled to appoint two representatives to the Board of Directors of Lyondell so long as Occidental and its subsidiaries beneficially own in the aggregate, directly or indirectly, at least 34 million shares of Common Stock, including shares of Series B Common Stock (excluding, for purposes of such calculation, the shares issuable upon exercise of the Warrant).

Warrant

     Concurrently with OCHC's initial acquisition of Series B Common Stock in August 2002, Lyondell issued a warrant (the "Warrant") to OCHC to purchase 5,000,000 shares of Common Stock (each, a "Warrant Share" and, collectively, the "Warrant Shares"), subject to adjustment. The Warrant is exercisable at a price of $25 per Warrant Share, at any time on or before the expiration date of the Warrant on August 22, 2007. Upon exercise, however, Lyondell has the right, in its sole discretion, to make a "net payment" by electing to pay the excess, if any, between the stock price per share of the Common Stock on the date of exercise and the $25 exercise price. The net payment may be made in the form of
(1) cash, (2) shares of Common Stock, or (3) at Lyondell's option, a combination of (1) and (2). If Lyondell elects to make all or a portion of a net payment in the form of shares of Common Stock, each share will be valued by the average of the high and low per share sales prices of Common Stock, as reported on the New York Stock Exchange, on the exercise date. The Warrant provides that the number of Warrant Shares and the exercise price will be adjusted from time to time for any stock splits, dividends and combinations that occur during the five-year exercise period.

Registration Rights Agreement

     On August 22, 2002, Lyondell entered into a registration rights agreement with OCHC (the "Registration Rights Agreement"), which provides OCHC and its permitted transferees the right to (1) require Lyondell to register the resale of the Warrant Shares and the shares of Common Stock acquired upon conversion of, as a dividend or other distribution with respect to, or in exchange for or in replacement of, OCHC's shares of Series B Common Stock (collectively, the "Registrable Shares") or (2) subject to certain specified exceptions, include the Registrable Shares in any registration statement to be filed by Lyondell in connection with an underwritten public offering. Lyondell is not required to effect more than three demand registrations in any 12-month period, only one of which may be an underwriting offering. Further, the Registration Rights Agreement provides that Lyondell shall pay all expenses relating to any demand or piggyback registration, excluding underwriting discounts and commissions with respect to any Registrable Shares and fees and expenses of counsel for OCHC or its permitted transferees. The registration rights of OCHC or any of its permitted transferees shall terminate when such person no longer holds any Registrable Shares or any derivative securities convertible into or exercisable for Registrable Shares. The Registration Rights Agreement also includes customary suspension, underwriter "cut-back" and indemnification provisions.

     The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement, the First Amendment to Stockholders Agreement, the Warrant and the Registration Rights Agreement, copies of which are filed as exhibits to this Statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Agreement Pursuant to Rule 13d-1(k)

Exhibit 2 Warrant for the Purchase of Shares of Common Stock, issued August 22, 2002*

Exhibit 3 Stockholders Agreement, dated as of August 22, 2002, by and among Lyondell Chemical Company and the stockholders named therein*

Exhibit 4 First Amendment to Stockholders Agreement, dated as of October 7, 2003, by and among Lyondell Chemical Company, Occidental Petroleum Corporation and Occidental Chemical Holding Company*

Exhibit 5 Registration Rights Agreement, dated as of August 22, 2002, by and between Lyondell Chemical Company and Occidental Chemical Holding Corporation

------------------
*Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2005

                                   OCCIDENTAL PETROLEUM CORPORATION


                                   By:    /s/ JAMES R. HAVERT
                                          ----------------------------
                                   Name:  James R. Havert
                                   Title: Vice President and Treasurer


                                   OCCIDENTAL PETROLEUM INVESTMENT CO.


                                   By:    /s/ JAMES R. HAVERT
                                          ----------------------------
                                   Name:  James R. Havert
                                   Title: Vice President and Treasurer


                                   OCCIDENTAL CHEMICAL HOLDING CORPORATION


                                   By:    /s/ JAMES R. HAVERT
                                          ----------------------------
                                   Name:  James R. Havert
                                   Title: Vice President and Treasurer